Exhibit 99.3 (d)(i) to Form 18-K

Description of Treasury Corporation of Victoria

TREASURY CORPORATION OF VICTORIA ("TCV")

_____

All references to Australia or the Commonwealth herein are to the Commonwealth of Australia.

Unless otherwise indicated, dollar amounts hereafter in this Prospectus are expressed in Australian dollars.

The fiscal year of TCV and the Government of Victoria ends on June 30. The fiscal year ended June 30, 2002 is referred to in this Prospectus as "2001-2002" and other fiscal years are referred to in a similar manner. The fiscal year of the Victorian Public Authorities Finance Agency also ended on June 30. References to years not specified as fiscal years are to calendar years.

References to tonnes herein are to metric tonnes, each of which equals approximately 2,205 pounds or 1.102 short tons. Measures of distance referred to herein are stated in kilometers, each of which equals approximately 0.62 miles. Measures of natural gas referred to herein are stated in cubic meters; one cubic meter equals approximately 35.3 cubic feet. Measures of area referred to herein are stated in square kilometers; one square kilometer equals 0.3861 square miles.

Any discrepancies in tables between totals and sums of components are due to rounding.

_____

TCV is a financial institution established by the Government of Victoria on January 1, 1993 to manage all of the public sector debt funding requirements for the State of Victoria (the "State") and to provide financial services and advice to the State and its various public authorities.

TCV is the successor in law to the Victorian Public Authorities Finance Agency ("VicFin") and on January 1, 1993 succeeded to the property, rights, assets and liabilities of VicFin. TCV has also assumed responsibility for the borrowing and refinancing programs of the Victorian Government and its public authorities within domestic and international markets.

Pursuant to the provisions of the Treasury Corporation of Victoria Act 1992 (the "TCV Act"), by which TCV was established, its principal functions are to obtain financial accommodation within or outside Australia and to on-lend to the Budget Sector of the State of Victoria or various public authorities ("Participating Authorities") of the State of Victoria. TCV also provides other financial services and enters into financial arrangements for purposes of risk management.

Under the TCV Act any body that was a Participating Authority of VicFin prior to the commencement of the TCV Act is taken to be a body accepted as a Participating Authority by TCV. A "public authority" may become a Participating Authority under the TCV Act by giving notice in writing and being accepted as a Participating Authority by TCV. A public authority under the TCV Act includes an agency or instrumentality of the State of Victoria established by or under an Act of the Victorian Parliament, a body established by an Act of the Victorian Parliament a member of which, or a member of the governing body of which, is appointed by the Governor in Council or by a Minister, a body established by an Act of the Victorian Parliament that is financed wholly or in part from public money, or an agency prescribed by regulations made under the TCV Act which is either a body all the voting shares in which are owned by or on behalf of the State of Victoria, whether directly or indirectly, or by a trustee of a trust of which the State of Victoria is the sole beneficiary.

As at June 30, 2002, there were 64 Participating Authorities, in addition to the Budget Sector (State of Victoria). Those entities with the largest volume of TCV loans were the Budget Sector of the State of Victoria and the public sector water authorities.

TCV is also empowered to acquire property, to sell, mortgage or grant a lease of property held by TCV, to carry out such functions or provide such financial services in relation to any liabilities or financial assets of the State of Victoria or a participating authority as the Treasurer of Victoria (the "Treasurer") determines and to make submissions or recommendations or give advice to the Treasurer on the liabilities or financial assets of the State of Victoria.

TCV's activities during 2001-2002 were concentrated on servicing the borrowing needs of the State and participating authorities and providing a full range of treasury products and financial services to clients. During 2001-2002 gross debt decreased to $12.6 billion while investments and cash holdings reduced to approximately $6.0 billion (2000: $6.6 billion).

TCV's borrowings and securities are guaranteed by the Government of Victoria. See "Public Finance—Financial Agreement".

The TCV Act provides for TCV to have a Board of Directors which is responsible for the management of the affairs of TCV and may exercise the powers of TCV. The Board shall consist of the Chief Executive Officer (Managing Director) of TCV and not less than five and not more than seven other directors. The Chief Executive Officer is appointed by the Board with the approval of the Treasurer of Victoria for such term not exceeding five years as is specified in the instrument of appointment. A director, other than the Chief Executive Officer, is appointed by the Governor in Council (the Governor of Victoria, who is the representative of the Crown, acting on the advice of, and sitting in Council with, members of the Ministry of the Government of Victoria) acting upon the recommendation of the Treasurer of Victoria, for such term not exceeding three years as is specified in the instrument of appointment. The Chief Executive Officer and other directors are eligible to be re-appointed. The Treasurer must appoint one of the directors as Chairperson of the Board and one as the Deputy Chairperson. A person who is the Chief Executive Officer cannot be appointed Chairperson or Deputy Chairperson.

An appointed director ceases to be a director upon bankruptcy or unauthorized absence from three consecutive, duly notified meetings of the Board. The Governor in Council may also remove an appointed director from office. The office of the Chief Executive Officer becomes vacant if the Chief Executive Officer becomes bankrupt or is convicted of an indictable offense. The Board may remove the Chief Executive Officer from office.

The current directors of TCV are:

Mr. Ian N. Ferres (Chairman)
Mr. John F. Astbury (Deputy Chairman)
Mr. David T. Craig
Ms. Jane Cutler
Mr. Michael Hirst
Ms. S. Carolyn H. Kay
Mr. Michael Dontschuk (Managing Director)

Mr. Ferres, formerly Chairman of VicFin, was appointed upon the recommendation of the Treasurer of Victoria with effect from January 1, 1993 and has since been reappointed. Mr. Ferres is Group Managing Director of Australian Unity Ltd.

Mr. Astbury was appointed by the Governor in Council on the recommendation of the Treasurer of Victoria as from August 22, 2000. Mr. Astbury is also Director, MIM Holdings and Insurance Australia Group and a member of the Advisory Council of Freshfood Australia Holdings Pty. Ltd.

Mr. Craig was appointed by the Governor in Council on the recommendation of the Treasurer of Victoria as from August 22, 2000 Mr. Craig is also Director, ANZ Staff Superannuation (Australia) Ltd, and VicSuper Pty. Ltd, and a member of both the Compliance Committee of Merrill Lynch Investment Management Ltd. and the Industry Advisory Committee of Lazard Asset Management Pacific Co.

Ms. Cutler was appointed by the Governor in Council on the recommendation of the Treasurer of Victoria as from February 1, 2002. Ms. Cutler is Managing Director and Chief Executive Officer of Plum Financial Services.

Mr. Hirst was appointed by the Governor in Council on the recommendation of the Treasurer as from 4 September, 2002. Mr. Hirst is also Executive Director, Sandhurst Trustees Limited and Director, Bendigo Investment Services, Stadium Operations Limited and Barwon Health.

Ms. Kay was appointed by the Governor in Council on the recommendation of the Treasurer of Victoria as from April 15, 1998. Ms. Kay is also Director, Victorian Funds Management Corporation Commonwealth Bank of Australia and Mayne Group Limited, Deputy Chairperson, Arts Foundation, National Gallery of Victoria and Advisory Director, Morgan Stanley.

Mr. Dontschuk, upon appointment as from September 4, 2000 as Chief Executive Officer of TCV, pursuant to Section 24 of the Act, became Managing Director of TCV pursuant to Section 11 of the Act.

The outstanding borrowings undertaken by participating authorities and the State of Victoria from TCV, as at June 30, 2002, are set forth in "Tables and Supplementary Information—Debt of Participating Authorities and State of Victoria to Treasury Corporation of Victoria".

The following sets forth the international debt issued by TCV since June 30, 2002 and outstanding at December 31, 2002:

Bond Issues

Nil.

US$3,000,000,000 Euro Medium Term Note Program

Nil.

A$2,000,000,000 Euro Commercial Paper Multi-currency Program (Hong Kong)

A$341,400,000
HK$593,000,000
US$9,000,000

The financial statements of TCV, comprised of a Statement of Financial Performance, a Statement of Financial Position, a Statement of Cash Flows and notes to the financial statements, are set forth in "Tables and Supplementary Information".

For detailed information on the total outstanding indebtedness of TCV, see "Tables and Supplementary Information".

AUDITOR GENERAL
VICTORIA

AUDITOR-GENERAL'S REPORT

To the Members of the Parliament of Victoria, responsible Ministers and the Members of the Board of Treasury Corporation of Victoria

Audit Scope

The accompanying financial report of Treasury Corporation of Victoria for the financial year ended 30 June 2002, comprising a statement of financial performance, statement of financial position, statement of cash flows and notes to the financial statements, has been audited. The Members of the Board are responsible for the preparation and presentation of the financial report and the information it contains. An independent audit of the financial report has been carried out in order to express an opinion on it to the Members of the Parliament of Victoria, responsible Ministers and the Members of the Board as required by the *Audit Act* 1994.

The audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. The audit procedures included an examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and the financial reporting requirements of the *Financial Management Act* 1994, so as to present a view which is consistent with my understanding of the Corporation's financial position, financial performance and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In my opinion, the financial report presents fairly in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia and the financial reporting requirements of the *Financial Management Act* 1994, the financial position of Treasury Corporation of Victoria as at 30 June 2002, its financial performance and cash flows for the year then ended.

By: /s/ J. W. CAMERON

J. W. CAMERON
Auditor-General

MELBOURNE
Date: September 2, 2002

Victorian Auditor-General's Office *Level 34, 140 William Street, Melbourne Victoria 3000*
Telephone (03) 8601 7000 Facsimile (03) 8601 7010 Email comments@audit.vic.gov.au Website www.audit.vic.gov.au

Auditing in the Public Interest

STATEMENT OF FINANCIAL PERFORMANCE
For the year ended 30 June 2002

	Note	2002	2001
		$000's	$000's
Revenue from Ordinary Activities	1(b), 2		
Interest Revenue		**927,508**	1,087,187
Realised and Unrealised Market Movements		**21,424**	53,930
Administrative Fees and Recoveries		**9,122**	9,081
Total Revenue from Ordinary Activities		**958,054**	1,150,198
Expenses from Ordinary Activities	2		
Interest expense on borrowings		**929,225**	1,117,924
Other Borrowing Related Expenses		**1,416**	3,329
Administration Expenses		**13,553**	11,808
Total Expenses from Ordinary Activities		**944,194**	1,133,061
Net Profit (Loss) from Ordinary Activities		**13,860**	17,137
Retained earnings—Opening Balance		**19,191**	2,054
Dividend	4	**(17,000)**	
Retained earnings—Closing Balance		**16,051**	19,191

This statement should be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION
As at 30 June 2002

	Note	2002 $000's	2001 $000's
Assets			
Cash assets	5	**2,645,698**	3,535,335
Receivables and prepayments		**4,538**	7,615
Accrued interest receivable		**254,740**	390,121
Investments	1(h),1(d), 6	**3,338,148**	3,113,391
Derivative financial instruments receivable	1(c),14	**2,764,815**	7,279,539
Loans to Participating Authorities	7, 10	**8,969,752**	9,031,962
Property, plant and equipment	1(i), 8	**3,013**	2,265
Total Assets		**17,980,704**	23,360,228
Liabilities			
Payables		**3,744**	2,132
Accrued interest payable		**325,350**	509,885
Provisions	1(j), 24	**1,043**	852
Derivative financial instruments payable	1(c),14	**2,654,734**	6,830,426
Deposits from public sector	9, 10	**2,311,320**	2,670,934
Borrowed funds—Domestic	1(h),11	**9,570,990**	9,986,132
Borrowed funds—Offshore	12	**2,982,472**	3,225,676
Total Liabilities		**17,849,653**	23,226,037
Equity			
Contributed Equity		**30,000**	30,000
General reserve	4	**85,000**	85,000
Retained earnings		**16,051**	19,191
Total Equity		**131,051**	134,191
Total Equity and Liabilities		**17,980,704**	23,360,228

This statement should be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS
For the year ended 30 June 2002

	Note	2002	2001
		$000's	$000's
Cash Flows from Operating Activities			
Interest received from Participating Authorities		617,940	639,317
Interest paid on borrowings		(1,048,238)	(1,376,031)
Net cash received (paid)—market transactions		5,981	(80,172)
Interest received on investments and cash		313,958	549,784
Fees received		11,472	10,445
Cash paid to suppliers and employees		(13,836)	(13,577)
Net Cash from Operating Activities	25(ii)	(112,723)	(270,234)
Cash Flows from Investing Activities			
Reduction (Increase) in loans to Participating Authorities		24,565	(105,857)
Sale (Purchase) of investments		(193,690)	1,468,546
Payments for property, plant and equipment		(1,748)	(1,550)
Net Cash from Investing Activities		(170,873)	1,361,139
Cash Flows from Financing Activities			
Increase (Reduction) in derivatives		339,031	(41,219)
Increase (Reduction) of borrowings		(568,458)	537,936
Increase (Reduction) in deposits from authorities		(359,614)	210,401
Dividend paid	4	(17,000)	
Net Cash Flows from Financing Activities		(606,041)	707,118
Net Increase/(Decrease) in Cash Held		(889,637)	1,798,023
Cash Held at Beginning of Year		3,535,335	1,737,312
Cash Held at End of Year	5	2,645,698	3,535,335

This statement should be read in conjunction with the accompanying notes.

Note 1:   Statement of Accounting Policies

(a) Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with Australian Accounting Standards, the requirements of the Financial Management Act 1994, and other mandatory professional reporting requirements. The financial report has been prepared in accordance with the historical cost convention, except where stipulated (refer Note 1(b) and Note 1 (c)).

(b) Revenue Recognition and Valuation

Revenue from Ordinary Activities

Revenue reflects the outcome of the integrated day to day management of the total financial exposures of the Corporation. This revenue arises from the aggregate of interest income, realised gains and losses and unrealised gains and losses incurred in the management of both physical and derivative positions.

Administrative Fees and Recoveries

Administration fees and recoveries charged to the Budget Sector and Participating Authorities are used to meet associated administrative and borrowing expenses incurred by TCV.

Valuation of Financial Assets and Liabilities

All financial instruments in the Statement of Financial Position are stated at market value representing net fair value. Any unrealised profits and losses from revaluation are reported in the Statement of Financial Performance. Transactions are recognised on a settlement date basis. However, unrealised gains and losses on unsettled transactions as at balance date (refer Note 22) are brought to account in the Statement of Financial Performance.

Market valuations are performed with reference to appropriate market sourced rates for the underlying asset or liability. Market rates for loans to authorities are based on rates commensurate with the TCV rate for similar securities.

Certain indexed based structures are accounted for on the historical cost basis. The structures consist of Capital Indexed Bonds, Indexed Annuity Bonds and an Indexed Swap; each underlying instrument differs as to the recognition of the applicable indexation subsequent to a CPI release date. The treatment of indexation reflects the underlying economic substance of the transactions accounted for on the historical cost basis by ensuring that the quarterly CPI changes are applied to both the assets and liabilities through to maturity. In accounting for these instruments, under historical cost, the policy is to align the recognition of indexation for each instrument. An adjustment is created for the last period prior to maturity where the Capital Indexed Bonds will not receive indexation, in comparison to the indexed annuity bonds which will be impacted. This adjustment is reviewed annually. A further adjustment is made to the current financial year results to reflect the timing differences in the indexation recognition. The net fair value of these transactions is disclosed in Note 16.

(c) Derivative Financial Instruments

TCV enters into derivative financial instruments, as outlined in Notes 14 and 17, to manage the financial risks inherent in its asset and liability management activities.

Those derivative instruments used to manage interest rate risk are valued to market on a daily basis and the resulting profits and losses recognised in the Statement of Financial Performance. On settlement, the realised gains and losses resulting from derivative instruments are reported immediately in the Statement of Financial Performance. Derivative financial instruments are shown in the financial statements as gross amounts.

Currency swaps used to manage currency risk are accounted for as stated in Note (1)(g).

(d) Assets and Liabilities

Assets and liabilities are classified according to their nature and presented in an order that reflects relative liquidity. Transactions involving financial instruments sold, but not yet purchased entail an obligation to purchase a financial instrument at a future date. Securities sold short are generally Commonwealth Government or State Government issues that are actively traded in the market and for which suitable liquidity exists.

(e) Debt and Loans Reconstruction

TCV debt securities may be repurchased from the market and cancelled. Similarly, loans to authorities may be repaid before maturity and replaced with new loans. Gains and losses associated with these repurchases/prepayments are recognised immediately in the Statement of Financial Performance.

(f) Amortisation of Discount/Premiums

Discounts and premiums on assets (including loans to Participating Authorities) and liabilities are amortised over the term of the asset or liability on historical or constant yield basis, with the amortisation being taken to the Statement of Financial Performance.

(g) Foreign Currency Translation

Assets and liabilities and associated hedging arrangements denominated in foreign currencies are initially converted at the rate of exchange ruling at date of the transaction and are translated using rates of exchange ruling at the end of the financial year.

Net unrealised gains and losses arising from translation of foreign currency assets and liabilities are brought to account in the Statement of Financial Performance.

(h) Stock Lending

The issue of stock secured by the provision of substitute stock of the Australian Government or a State Government is accounted for at face value in the Statement of Financial Position as a liability under "Borrowed funds: Domestic". An equivalent amount, being the amount of stock to be paid back, is shown as an asset under "Investments".

(i) Depreciation of Property, Plant and Equipment

Depreciation of property, plant and equipment is calculated on a straight line basis using rates designed to allocate the cost over the expected useful life of the asset. Property, plant and equipment are, in general amortised over five years, except for computer hardware and software costs which are amortised over estimated useful life of three years.

(j) Provisions

Long service leave is based on contractual requirements and assessments having regard to staff departures, leave utilisation, future salary increases and appropriate discount factors. Long service leave is payable, pro-rata, to employees with more than seven completed years of approved service.

Provision for annual leave represents the liability for the unused leave entitlements for employees.

No provision for bad or doubtful debts, including impaired loans, has been made as at 30 June 2002 as all amounts owed to TCV are expected to be recovered in the normal course of business.

An obligation to pay a dividend only arises after consultation between the Board and the Treasurer. Following this consultation a formal determination is made by the Treasurer. This process has not yet been completed at the reporting date.

(k) Repurchase Agreements

Securities sold/purchased under repurchase agreements are retained in the financial statements and a counterparty asset/liability is disclosed under the classification Investments—receivables from financial institutions / Domestic borrowings—payables to financial institutions. Interest on the counterparty loan/deposit is charged to income and expenditure in the Statement of Financial Performance.

(l) Statement of Cash Flows

For the purpose of the Statement of Cash Flows, cash includes 11 am deposits with financial institutions and liquid investments maturing in less than three months.

(m) Receivables and payables

Interest receivable/payable is accrued in accordance with the terms and conditions of the underlying financial instruments.

Receivables are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful debts.

Payables represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of falling due.

(n) Goods and Services Tax

TCV predominantly provides input taxed supplies and as such expense items disclosed where appropriate are inclusive of non recoverable GST.

(o) Leases

Operating Leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

(p) Rounding

Amounts have been rounded to the nearest thousand dollars, unless otherwise indicated.

(q) Comparative Figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

Note 2:   Revenue and Expense Items

	2002	2001
	$000's	$000's
Revenue from Ordinary Activities		
Interest Revenue		
Interest income on cash assets	149,971	208,298
Interest income on investments	186,141	252,289
Interest income on loans to Participating Authorities	591,396	626,600
	927,508	1,087,187
Realised and unrealised market movements	21,424	53,930
Administrative Fees and Recoveries	9,122	9,081
Total Revenue from Ordinary Activities	958,054	1,150,198
Expenses from Ordinary Activities		
Interest Expense on Borrowings	929,225	1,117,924
Other Borrowing Related Expenses		
Financial institutions duty & other charges	602	1,943
Dealer fees	539	
Rating agency fees	490	425
Registry fees	91	233
Other costs	233	189
	1,416	3,329
Administration Expenses		
Salaries and related employee expenses	7,392	6,146
Depreciation of miscellaneous assets	1,000	1,036
Professional fees and contract services	1,986	1,639
Rent and power	596	640
Market information services	619	620
Promotional expenses	197	271
Legal costs	285	125
Other expenses	1,478	1,331
	13,553	11,808
Total Expenses from Ordinary Activities	944,194	1,133,061

Note 3: Average Statement of Position and Related Income

	2002 Average Balance	2002 Income*	2002 Average Rate	2001 Average Balance	2001 Income*	2001 Average Rate
	$000's	$000's	%	$000's	$000's	%
Interest Earning Assets						
Cash assets	3,520,549	149,971	4.26%	3,935,367	208,298	5.29%
Investments	3,006,856	186,402	6.20%	3,200,926	252,289	7.88%
Loans to Participating Authorities	9,158,308	591,395	6.46%	9,079,013	626,600	6.90%
	15,685,713	927,768	5.91%	16,215,306	1,087,187	6.70%
Non-Interest Earning Assets						
Other	533			1,863		
Property, plant & equipment	2,378			1,778		
Receivables & Prepayments	1,223			1,454		
	4,134			5,095		
Total Assets	15,689,847			16,220,401		
Interest Bearing Liabilities						
Deposits from public sector	2,759,387	121,997	4.42%	2,701,603	150,202	5.56%
Borrowed funds domestic	9,564,690	628,838	6.57%	10,244,878	689,392	6.71%
Borrowed funds offshore	3,139,287	157,226	5.01%	3,013,163	224,400	7.45%
	15,463,364	908,061	5.87%	15,959,644	1,063,994	6.66%
Non-Interest Bearing Liabilities						
Provisions	968			3,476		
Payables	2,319			1,705		
	3,287			5,181		
Total Liabilities	15,466,651			15,964,825		

* Income includes interest, realised and unrealised gains and losses.

Note 4: Dividends/Reserves

Dividend

Under Section 31 of the *Treasury Corporation of Victoria Act* 1992, TCV is required to pay dividends to the Government of Victoria, as the Treasurer shall determine. At 30 June 2002, no dividend (2001: nil) has been provided for in the accounts of TCV.

A dividend of $17 million relating to the financial year ended 30 June 2001 was determined, declared and paid during the financial year.

Reserves

It is TCV's policy to maintain an adequate capital base to mitigate the risks inherent in its asset and liability management activities.

The General Reserve includes coverage for:

(i)   interest rate risk which could arise in the event of future adverse market changes; and,

(ii)   provision of capital to cover any potential market, counterparty and operational risk associated with financial arrangements entered into between TCV and external counterparties.

Note 5:   Cash Assets

		Contractual maturity in		
2002	**At call**	**Less than 3 months**	**3 months to 1 year**	**Total**
	$000's	$000's	$000's	$000's
Cash at bank and on hand	11,721			11,721
Deposits with futures clearing house	2,164			2,164
Receivables from financial institutions	450,692		147	450,839
Short term discounted securities		2,180,974		2,180,974
Total Cash Assets	464,577	2,180,974	147	2,645,698

		Contractual maturity in		
2001	**At call**	**Less than 3 months**	**3 months to 1 year**	**Total**
	$000's	$000's	$000's	$000's
Cash at bank and on hand	1,930			1,930
Deposits with futures clearing house	1,881			1,881
Receivables from financial institutions	463,000	239,217		702,217
Short term discounted securities		2,829,307		2,829,307
Total Cash Assets	466,811	3,068,524		3,535,335

Note 6:   Investments

2002	Less than 3 months $000's	3 months to 1 year $000's	1 to 2 years $000's	2 to 5 years $000's	Greater than 5 years $000's	Total $000's
			Contractual maturity in			
Stock lending	179,000					179,000
Floating rate securities		32,722	87,635	158,999		279,356
Short term discounted securities		177,807				177,807
Offshore issued securities	17,382	50,754	32,851			100,987
Fixed interest securities	1,467	412,789	452,904	800,269	233,296	1,900,725
Financial instruments sold but not yet purchased						
Index linked securities	1,950	2,717			231,575	236,242
Index linked securities at historical cost		3,126			460,905	464,031
Total Investments	199,799	679,915	573,390	959,268	925,776	3,338,148

2001	Less than 3 months $000's	3 months to 1 year $000's	1 to 2 years $000's	2 to 5 years $000's	Greater than 5 years $000's	Total $000's
			Contractual maturity in			
Stock lending	65,000					65,000
Floating rate securities		62,024	55,194	30,079		147,297
Short term discounted securities		349,800				349,800
Offshore issued securities	15,098	23,821	62,092	33,171		134,182
Fixed interest securities			762,706	1,086,163	106,348	1,955,217
Financial instruments sold but not yet purchased					(178,415)	(178,415)
Index linked securities			4,562		169,995	174,557
Index linked securities at historical cost		3,313			462,440	465,753
Total Investments	80,098	438,958	884,554	1,149,413	560,368	3,113,391

Note 7:   Loans to the State of Victoria and Participating Authorities

Section 8(1) of the Treasury Corporation of Victoria Act 1992 ("the TCV Act") states that one of the functions of the Corporation is to provide financial accommodation to a Participating Authority or the State of Victoria. Outstanding loans at balance date, by contractual maturity, are categorised as follows:

2002	At call	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Overnight & short term cash	66,133						66,133
Short term discounted loans		21,499	37,316				58,815
Floating rate loans				82,439	43,476		125,915
Fixed interest loans		204,609	423,541	796,337	2,377,684	3,941,911	7,744,082
Index linked loans		146,766		8,410	60,089	648,000	863,265
Fixed interest loans at historical cost		129	455	770	3,568	106,620	111,542
Total Loans to Participating Authorities	66,133	373,003	461,312	887,956	2,484,817	4,696,531	8,969,752

2001	At call	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Overnight & short term cash	76,180						76,180
Short term discounted loans		33,221	89,931				123,152
Floating rate loans		53,484	24,962		82,426		160,872
Fixed interest loans		128,969	175,049	630,740	2,296,250	4,345,854	7,576,862
Index linked loans		1,805		143,425	71,379	766,522	983,131
Fixed interest loans at historical cost		87	324	584	2,924	107,846	111,765
Total Loans to Participating Authorities	76,180	217,566	290,266	774,749	2,452,979	5,220,222	9,031,962

Refer to Note 10 for details of loans by client.

Note 8: Property, Plant and Equipment

	2002 $000's	2001 $000's
Office Equipment	1,140	1,234
Accumulated Depreciation	(927)	(969)
	213	265
Computer Equipment & Software	5,635	4,970
Accumulated Depreciation	(3,671)	(3,750)
	1,964	1,220
Motor Vehicles	1,008	922
Accumulated Depreciation	(172)	(142)
	836	780
Written down value	3,013	2,265

Reconciliation of Property, Plant & Equipment

	2002 $000's	2001 $000's
Office Equipment		
Opening Balance	265	279
Acquisitions	56	92
Disposals		
Depreciation Expense	(108)	(106)
Closing Balance	213	265
Computer Equipment & Software		
Opening Balance	1,220	729
Acquisitions	1,462	1,225
Disposals		
Depreciation Expense	(718)	(734)
Closing Balance	1,964	1,220
Motor Vehicles		
Opening Balance	780	743
Acquisitions	581	731
Disposals	(350)	(498)
Depreciation Expense	(175)	(196)
Closing Balance	836	780
Total	3,013	2,265

Depreciation rates used are 33% in respect of computer equipment and software, and 20% in respect of other classes of PP&E.

Note 9:   Deposits From Public Sector

Deposits at balance date, by contractual maturity, are categorised as follows:

2002	At call	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Deposits from Public Sector	1,854,341	434,902	22,077				2,311,320

2001	At call	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Deposits from Public Sector	2,151,618	474,988	44,328				2,670,934

Refer to Note 10 for details of deposits by client.

Note 10:   Client Loans and Deposits Outstanding

	2002 Loans	2002 Deposits	2001 Loans	2001 Deposits
	$000's	$000's	$000's	$000's
State of Victoria	6,149,630	(803,000)	6,150,091	
Participating Authorities:				
Melbourne Water Corporation	1,163,919		1,209,742	
Yarra Valley Water Limited	512,760		506,003	(1,154)
South East Water Limited	317,809	(10,234)	318,921	
Rural Finance Corporation of Victoria	305,354	(4,800)	306,143	
City West Water Limited	151,316	(1,214)	173,802	(75)
Melbourne Port Corporation			72,801	
State Electricity Commission of Victoria		(201,722)		(136,132)
Docklands Authority	140,407		116,173	
Victorian Energy Networks Corporation		(117,327)		
Other Participating Authorities	228,557	(198,787)	178,286	(265,405)
Public Sector Entities:				
State Superannuation Fund		(71,439)		(601,074)
Government Superannuation Office		(58,000)		(681,943)
Victorian Funds Management Corporation		(88,495)		(254,575)
Victorian Government Trust Funds		(646,997)		(636,201)
Other Public Sector entities		(95,672)		(77,005)
Other		(13,633)		(17,370)
	8,969,752	(2,311,320)	9,031,962	(2,670,934)

Note 11: Borrowed funds: Domestic

Financial accommodation obtained by TCV pursuant to Sections 8 and 9 of the Borrowing and Investment Powers Act 1987 has the benefit of the guarantee of the Government of Victoria contained in Section 32 of the TCV Act 1992.

	Contractual maturity in						
2002	**At call**	**Less than 3 months**	**3 months to 1 year**	**1 to 2 years**	**2 to 5 years**	**Greater than 5 years**	**Total**
	$000's	**$000's**	**$000's**	**$000's**	**$000's**	**$000's**	**$000's**
Benchmark Programmes							
TCV Hotstocks*					2,504,401	3,479,210	5,983,611
TCV Promissory Notes		500,892					500,892
		500,892			2,504,401	3,479,210	6,484,503
Domestic Borrowings—Other							
Payables to financial institutions	330	10,485	2,347				13,162
Stock lending		179,000					179,000
TCV fixed interest		15,921	22,176	858,147	277,359	68,237	1,241,840
Commonwealth Government loans		237	947	45,674	1,782	2,738	51,378
Indexed linked securities		78,418		23,213	53,003	872,085	1,026,719
Indexed linked securities at historical cost						574,388	574,388
Total Domestic Borrowings—Other	330	284,061	25,470	927,034	332,144	1,517,448	3,086,487
Total Domestic Borrowings	330	784,953	25,470	927,034	2,836,545	4,996,658	9,570,990

	Contractual maturity in						
2001	**At call**	**Less than 3 months**	**3 months to 1 year**	**1 to 2 years**	**2 to 5 years**	**Greater than 5 years**	**Total**
	$000's	**$000's**	**$000's**	**$000's**	**$000's**	**$000's**	**$000's**
Benchmark Programmes							
TCV Hotstocks*					2,010,184	4,198,825	6,209,009
TCV Promissory Notes							
					2,010,184	4,198,825	6,209,009
Domestic Borrowings—Other							
Payables to financial institutions	6,000	197,084	500				203,584
Stock lending		65,000					65,000
TCV fixed interest		1,240,337	45,780	38,617	128,282	343,635	1,796,651
Commonwealth Government loans			970	897	46,579	3,155	51,601
Indexed linked securities		922	8,318	77,212	81,175	915,510	1,083,137
Indexed linked securities at historical cost						577,150	577,150
Total Domestic Borrowings—Other	6,000	1,503,343	55,568	116,726	256,036	1,839,450	3,777,123
Total Domestic Borrowings	6,000	1,503,343	55,568	116,726	2,266,220	6,038,275	9,986,132

* This amount is net of $81.1 million (2001: $217.2 million) of Hotstocks held by TCV for secondary market purposes.

Note 12: Borrowed Funds: Offshore

Financial accommodation obtained by TCV pursuant to Section 9 of the *Borrowing and Investment Powers Act* 1987, has the benefit of the guarantee of the Government of Victoria contained in Section 32 of the *TCV Act* 1992.

			Contractual maturity in			
2002	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Total
	$000's	$000's	$000's	$000's	$000's	$000's
Euro commercial paper	276,734	64,588				341,322
Euro medium term notes		102,677	131,431	45,199		279,307
Eurobonds	62,179	229,241	307,705	891,134	129,236	1,619,495
Globals			57,894			57,894
Samurai bonds		93,591	38,692	187,931		320,214
Yankee bonds						
Yen private loans			202,207	162,033		364,240
Total Offshore Borrowings	338,913	490,097	737,929	1,286,297	129,236	2,982,472

			Contractual maturity in			
2001	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Total
	$000's	$000's	$000's	$000's	$000's	$000's
Euro medium term notes		13,555	106,023	191,597		311,175
Eurobonds	155,805	522,993	315,647	428,947	121,155	1,544,547
Globals				61,055		61,055
Samurai bonds			100,322	272,333		372,655
Yankee bonds		281,187				281,187
Yen private loans		251,139		403,918		655,057
Total Offshore Borrowings	155,805	1,068,874	521,992	1,357,850	121,155	3,225,676

Note 13: Foreign Currency Borrowings

TCV's currency exposure as a result of the offshore funding programmes is hedged by way of forward foreign exchange contracts, cross currency swaps or financial assets denominated in the same currency.

2002	Face Value of Foreign Currency Borrowings and Related Exposures				
	Less than 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Total
	$000's	$000's	$000's	$000's	$000's
Japanese yen					
Foreign Currency Borrowing	(93,603)	(231,327)	(336,714)		(661,644)
Swap Payable	(169,877)	(102,815)	(215,582)		(488,274)
Swap Receivable	263,573	334,149	552,255		1,149,977
Foreign Exchange Contracts	(81)	(15)			(96)
Net Face Value	12	(8)	(41)	0	(37)
US dollars					
Foreign Currency Borrowing	(221,435)				(221,435)
Swap Payable	(11,515)				(11,515)
Swap Receivable	232,950				232,950
Net Face Value	0	0	0	0	0
Swiss francs					
Foreign Currency Borrowing					0
Swap Payable					0
Swap Receivable					0
Net Face Value	0	0	0	0	0
Canadian dollars					
Foreign Currency Borrowing	(130,022)	(67,780)			(197,802)
Swap Payable	(104,617)	(151,973)			(256,590)
Swap Receivable	234,522	218,973			453,495
Foreign Exchange Investments	118	746			864
Net Face Value	1	(34)	0	0	(33)
British pounds					
Foreign Currency Borrowing		(229,080)			(229,080)
Swap Payable		(44,643)			(44,643)
Swap Receivable		273,723			273,723
Net Face Value	0	0	0	0	0
Hong Kong Dollars					
Foreign Currency Borrowing	(123,333)				(123,333)
Swap Payable					
Swap Receivable	123,333				123,333
Net Face Value	0	0	0	0	0

In both Net Face Value (as shown above) and in Market Value terms, the exposure to foreign currency is negligible.

2001	Less than 1 year $000's	1 to 2 years $000's	2 to 5 years $000's	Greater than 5 years $000's	Total $000's
Japanese yen					
Foreign Currency Borrowing	(238,020)	(100,168)	(639,662)		(977,850)
Swap Payable		(181,806)	(308,888)		(490,694)
Swap Receivable	238,020	282,069	948,539		1,468,628
Foreign Exchange Contracts			(86)	(16)	(102)
Net Face Value	0	9	(27)	0	(18)
US dollars					
Foreign Currency Borrowing	(540,181)				(540,181)
Swap Payable	(2,709,651)	(12,810)			(2,722,461)
Swap Receivable	3,233,957	12,810			3,246,767
Foreign Currency Investments	15,881				15,881
Net Face Value	6	0	0	0	6
Swiss francs					
Foreign Currency Borrowing	(157,140)				(157,140)
Swap Payable	(7,710)				(7,710)
Swap Receivable	164,850				164,850
Net Face Value	0	0	0	0	0
Canadian dollars					
Foreign Currency Borrowing		(143,501)	(81,181)		(224,682)
Swap Payable		(115,461)	(161,351)		(276,812)
Swap Receivable		258,832	241,672		500,504
Foreign Currency Investments		131	823		954
Net Face Value	0	1	(37)	0	(36)
British pounds					
Foreign Currency Borrowing			(234,408)		(234,408)
Swap Payable			(45,681)		(45,681)
Swap Receivable			280,089		280,089
Net Face Value	0	0	0	0	0

Face Value of Foreign Currency Borrowings and Related Exposures

In both Net Face Value (as shown above) and in Market Value terms, the exposure to foreign currency is negligible.

Note 14: Derivative Financial Transactions Payable and Receivable

The market value of the Corporation's transactions in derivative financial instruments outstanding at the year end are as follows:

	Contractual maturity in					
2002	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Total
	$000's	$000's	$000's	$000's	$000's	$000's
Derivative Financial Instruments Receivable						
Cross currency swaps		754,729	1,125,419	827,177		2,707,325
Interest rate swaps		1,599	13,797	14,316	22,529	52,241
Forward foreign exchange contracts	251	772	1,071	123		2,217
OTC foreign currency options	2,882					2,882
Forward rate agreements		112				112
Exchange traded futures	15	23				38
FX swap position receivable						
Total Derivative Receivable	3,148	757,235	1,140,287	841,616	22,529	2,764,815
Derivative Financial Instruments Payable						
Cross currency swaps		738,491	1,044,644	797,413		2,580,548
Interest rate swaps		3,663	17,588	15,361	15,790	52,402
Forward foreign exchange contracts	178	491	890	114		1,673
OTC foreign currency options	2,882					2,882
Forward rate agreements	4	70				74
Exchange traded futures	190	319				509
FX swap position payable	10,008	6,638				16,646
Total Derivative Payable	13,262	749,672	1,063,122	812,888	15,790	2,654,734
Net Derivative Financial Instruments						110,081

2001	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Total
	$000's	$000's	$000's	$000's	$000's	$000's
Derivative Financial Instruments Receivable						
Cross currency swaps	170,087	4,216,224	803,388	1,983,376		7,173,075
Interest rate swaps	4,524	1,734	4,068	25,504	34,899	70,729
Forward foreign exchange contracts	834	4,335	2,802	2,218		10,189
OTC foreign currency options	4,941	15,466	4,714			25,121
Forward rate agreements		48				48
Exchange traded futures	335	42				377
Total Derivative Receivable	180,721	4,237,849	814,972	2,011,098	34,899	7,279,539
Derivative Financial Instruments Payable						
Cross currency swaps	154,230	3,991,736	770,439	1,817,184		6,733,589
Interest rate swaps	974	781	4,730	30,743	24,202	61,430
Forward foreign exchange contracts	766	4,108	2,270	2,200		9,344
OTC foreign currency options	4,941	15,466	4,714			25,121
Forward rate agreements		46				46
Exchange traded futures	787	109				896
Total Derivative Payable	161,698	4,012,246	782,153	1,850,127	24,202	6,830,426
Net Derivative Financial Instruments						449,113

Contractual maturity in

Note 15(i):   Interest Rate Risk

Financial Assets

2002	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Non interest bearing	Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Cash Assets							
Cash at bank and on hand	11,721						11,721
Deposits with futures clearing house	2,164						2,164
Receivables from financial institutions	450,839						450,839
Short term discounted securities	2,180,974						2,180,974
Total Cash Assets	2,645,698						2,645,698
Investments							
Stock lending						179,000	179,000
Floating rate securities	279,356						279,356
Short term discounted securities		177,807					177,807
Offshore issued securities	17,382	50,754	32,851				100,987
Fixed interest securities	1,467	412,789	452,904	800,269	233,296		1,900,725
Financial instruments sold but not yet purchased							
Index linked securities	1,950	2,717			231,575		236,242
Index linked securities at historical cost		3,126			460,905		464,031
Forward rate agreements	(4)	42					38
Total Investments	300,151	647,235	485,755	800,269	925,776	179,000	3,338,186
Loans to Participating Authorities							
Overnight & short term cash	66,133						66,133
Short term discounted loans	21,499	37,316					58,815
Floating rate loans	125,915						125,915
Fixed interest loans	204,609	423,541	796,337	2,377,684	3,941,911		7,744,082
Index linked loans	146,766		8,410	60,089	648,000		863,265
Fixed interest loans at historical cost	129	455	770	3,568	106,620		111,542
Interest rate swaps	(19)						(19)
Total Loans to Participating Authorities	565,032	461,312	805,517	2,441,341	4,696,531		8,969,733
Other Financial Assets							
Receivables and prepayments						4,538	4,538
Accrued interest receivable						254,740	254,740
Total Other Financial Assets						259,278	259,278

Financial Liabilities

2002	Less than 3 months $000's	3 months to 1 year $000's	1 to 2 years $000's	2 to 5 years $000's	Greater than 5 years $000's	Non interest bearing $000's	Total $000's
Deposits from Public Sector	2,289,243	22,077					2,311,320
Domestic Borrowings							
Hotstocks				2,504,401	3,479,210		5,983,611
Payables to financial institutions	10,815	2,347					13,162
Stock lending						179,000	179,000
Promissory notes	500,892						500,892
Long term bonds	15,921	22,176	858,147	277,359	68,237		1,241,840
Commonwealth Government	237	947	45,674	1,782	2,738		51,378
Indexed linked securities	78,418		23,213	53,003	872,085		1,026,719
Indexed linked securities at historical cost					574,388		574,388
Interest rate swaps	99,555	(55,167)	2,789	16,202	(62,811)		568
Total Domestic Borrowings	705,838	(29,697)	929,823	2,852,747	4,933,847	179,000	9,571,558
Offshore Borrowings							
Euro commercial paper	276,734	64,588					341,322
Euro medium term notes		102,677	131,431	45,199			279,307
Eurobonds	62,179	229,241	307,705	891,134	129,236		1,619,495
Globals			57,894				57,894
Samurai bonds		93,591	38,692	187,931			320,214
Yankee bonds							
Yen private loans			202,207	162,033			364,240
Cross currency swaps		(16,238)	(80,775)	(29,764)			(126,777)
Total Offshore Borrowings	338,913	473,859	657,154	1,256,533	129,236		2,855,695
Other Financial Liabilities							
Accounts and other payables						3,744	3,744
Accrued interest payable						325,350	325,350
Provisions						1,043	1,043
Total Other Financial Liabilities						330,137	330,137

Financial Assets

2001	Less than 3 months $000's	3 months to 1 year $000's	1 to 2 years $000's	2 to 5 years $000's	Greater than 5 years $000's	Non interest bearing $000's	Total $000's
			Next interest repricing in:				
Cash Assets							
Cash at bank and on hand	1,930						1,930
Deposits with futures clearing house	1,881						1,881
Receivables from financial institutions	702,217						702,217
Short term discounted securities	2,829,307						2,829,307
Total Cash Assets	3,535,335						3,535,335
Investments							
Stock lending						65,000	65,000
Floating rate securities	147,297						147,297
Short term discounted securities		349,800					349,800
Offshore issued securities	15,098	23,821	62,092	33,171			134,182
Fixed interest securities			762,706	1,086,163	106,348		1,955,217
Financial instruments sold but not yet purchased					(178,415)		(178,415)
Index linked securities			4,562		169,995		174,557
Index linked securities at historical cost		3,313			462,440		465,753
Forward rate agreements		2					2
Total Investments	162,395	376,936	829,360	1,119,334	560,368	65,000	3,113,393
Loans to Participating Authorities							
Overnight & short term cash	76,180						76,180
Short term discounted loans	33,221	89,931					123,152
Floating rate loans	160,872						160,872
Fixed interest loans	128,969	175,049	630,740	2,296,250	4,345,854		7,576,862
Index linked loans	1,805		143,425	71,379	766,522		983,131
Fixed interest loans at historical cost	87	324	584	2,924	107,846		111,765
Interest rate swaps	52						52
Total Loans to Participating Authorities	401,186	265,304	774,749	2,370,553	5,220,222		9,032,014
Other Financial Assets							
Receivables and prepayments						7,615	7,615
Accrued interest receivable						390,121	390,121
Total Other Financial Assets						397,736	397,736

Financial Liabilities

2001	Next interest repricing in:						
	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Non interest bearing	Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Deposits from Public Sector	2,626,606	44,328					2,670,934
Domestic Borrowings							
Hotstocks				2,010,184	4,198,825		6,209,009
Payables to financial institutions	203,084	500					203,584
Stock lending						65,000	65,000
Promissory notes							
Long term bonds	1,240,337	45,780	38,617	128,282	343,635		1,796,651
Commonwealth Government		970	897	46,579	3,155		51,601
Indexed linked securities	922	8,318	77,212	81,175	915,510		1,083,137
Indexed linked securities at historical cost					577,150		577,150
Interest rate swaps	(76,864)	28,857	39,757	44,892	(46,800)		(10,158)
Total Domestic Borrowings	1,367,479	84,425	156,483	2,311,112	5,991,475	65,000	9,975,974
Offshore Borrowings							
Euro medium term notes		13,555	106,023	191,597			311,175
Eurobonds	155,805	522,993	315,647	428,947	121,155		1,544,547
Globals				61,055			61,055
Samurai bonds			100,322	272,333			372,655
Yankee bonds		281,187					281,187
Yen private loans		251,139		403,918			655,057
Cross currency swaps	(15,857)	(224,488)	(32,949)	(165,280)			(438,574)
Total Offshore Borrowings	139,948	844,386	489,043	1,192,570	121,155		2,787,102
Other Financial Liabilities							
Accounts and other payables						2,132	2,132
Accrued interest payable						509,885	509,885
Provisions						852	852
Total Other Financial Liabilities						512,869	512,869

Note 15(ii):   Weighted Average Yields

Weighted average yields as at balance date are presented in the following table.

	2002 Less than 1 year %	2002 1 to 5 years %	2002 Greater than 5 years %	2001 Less than 1 year %	2001 1 to 5 years %	2001 Greater than 5 years %
Cash and Cash Equivalents						
Floating	4.75			5.00		
Fixed	4.88			5.02		
Investments						
Floating	4.91			5.03		
Fixed	5.14	5.78	6.17	5.04	5.68	5.82
Indexed	2.59		3.44		3.14	3.46
Loans to Participating Authorities						
Floating	4.89			4.96		
Fixed	5.11	5.72	6.18	4.99	5.71	6.25
Indexed	2.49	2.97	3.22	3.84	3.13	3.37
Deposits Public Sector						
Floating	4.75			5.16		
Fixed	4.88			4.99		
Domestic Borrowings						
Floating	4.75			5.00		
Fixed	4.86	5.73	6.23	4.92	5.75	6.28
Indexed	2.49	2.93	3.28	3.93	3.19	3.36
Offshore Borrowings						
Floating						
Fixed	3.67	5.28	6.41	4.57	5.42	6.55
Interest Rate Swaps						
Floating	4.97			5.03		
Fixed	5.28	6.02	5.80	5.03	5.70	5.13
Indexed			3.30			3.30

Note 16:   Net Fair Value of Indexed Based Structures

Certain indexed based structures are accounted for on the historical cost basis and were established to isolate positions converted from Budget Sector indexed debt to nominal debt. The rationale for accounting on the historical cost basis is that as these positions are to be held to maturity, the final outcome for TCV will reflect the historical values. The positions comprise capital indexed investments, indexed annuities issued by TCV, an indexed swap and credit foncier loans to the Budget Sector.

The methods and assumptions for calculating a net fair value of these positions are:

1.   The cash flows for the credit foncier loans are calculated and discounted using standard discounting methods;

2.   The Capital Indexed Bonds and Indexed Annuity Bonds are priced using standard pricing conventions; and

3. The Indexed swap has been valued using market rates and a calculation convention developed at the inception of the transaction.

In the opinion of the Directors' of the corporation this is a conservative approach to the assessment of net fair value. However, different outcomes may be reached due to varying assumptions regarding cashflow modelling, CPI projections, curve extrapolation techniques and market spreads.

	Book Value 2002	Net fair Value 2002	Book Value 2001	Net fair Value 2001
	$000's	$000's	$000's	$000's
Capital Indexed Bonds at historical cost	464,030	462,510	465,753	460,664
Credit Foncier Loans at historical cost	111,542	105,389	111,765	104,371
Indexed Annuity Bonds at historical cost	(571,498)	(579,756)	(574,238)	(575,655)
Indexed swap	5,153	(2,129)	4,401	3,727
Accrued Interest	1,589	1,589	1,606	1,606
Cash and other balances	(10,816)	(10,816)	(9,287)	(9,287)
Net Position	0	(23,213)	0	(14,574)

Note 17:   Derivative Financial Transactions and Risks

TCV enters into derivative financial instruments such as exchange traded futures and options, forward rate agreements, swaps and forward foreign exchange contracts to manage the interest rate and currency risk inherent in the borrowing and asset management activities of the Corporation (refer Note 14).

Forward rate agreements are entered into with expiration terms ranging out to twelve months. Interest rate swap contracts include fixed, floating and indexed cashflows. These net cashflows may occur quarterly, semi annually and annually. Maturity of these swaps range from less than six months to greater than five years. Maturity and interest rate risk information for forward rate agreements and interest rate swaps is disclosed in Notes 14 and 15. Notional amount, market value and credit exposure is disclosed below.

Currency swap contracts include cashflows on a quarterly, semi annual or annual basis. Maturity of these swaps range from less than six months to five years. Currency swaps have been entered into to swap cashflows on underlying borrowings and investments in foreign currency to Australian dollar cashflows. Details of currency swap contracts and underlying foreign currency borrowings are provided in Note 13 and Note 14.

Foreign exchange options and foreign exchange contracts at balance date (Australian dollar equivalents) are as follows (also refer Note 14):

DERIVATIVES DISCLOSURE

Foreign exchange options

Buy US dollars	Sell Australian Dollars		Average Contract Rate	
	2002	2001	2002	2001
	$000's	$000's		
Less than 1 year	16,829	82,775	0.7320	0.7325
1-2 years		18,723		0.7320
2-5 years				

Sell US dollars	Buy Australian Dollars		Average Contract Rate	
	2002	2001	2002	2001
	$000's	$000's		
Less than 1 year	16,829	82,775	0.7320	0.7325
1-2 years		18,723		0.7320
2-5 years				

Foreign exchange contracts

Buy US dollars	Sell Australian Dollars		Average Contract Rate	
	2002	2001	2002	2001
	$000's	$000's		
Less than 1 year	18,615	29,082	0.5872	0.6164
1-2 years	15,144	19,708	0.5850	0.5899
2-5 years	5,022	15,767	0.5149	0.5895

Sell US dollars	Buy Australian Dollars		Average Contract Rate	
	2002	2001	2002	2001
	$000's	$000's		
Less than 1 year	16,844	29,082	0.5769	0.6086
1-2 years	16,915	17,737	0.5737	0.5793
2-5 years	5,022	17,737	0.5139	0.5769

Sell Japanese yen				
Less than 1 year	81		62.50	
1-2 years	15	86	55.02	62.50
2-5 years		16		55.02

Interest rate risk and credit risk

The three major risks involved with financial instruments are:

- Market (interest rate and foreign exchange)

- liquidity

- credit

Interest rate risk inherent in TCV's asset and liability management activities is monitored on a daily basis against Board approved limits using the Value at Risk methodology. Value at Risk is a measure of the estimated loss faced by TCV within a certain level of confidence over a given holding period under normal market conditions.

Derivatives exposure to market and liquidity risk is minimised by:

1. the Corporation not being a price maker in derivative financial instruments but being a price taker in its use of derivatives;

2. the Corporation dealing in highly liquid markets in respect of the futures transactions.

Credit risk, which arises due to the potential of a counterparty to default under the terms of an investment or derivative contract, is monitored daily against prudentially set credit limits for each counterparty. The Corporation maintains a wide range of approved counterparties.

TCV's maximum credit risk to the various classes of financial assets is represented by the market value of those assets, except for certain derivative transactions—swaps, forward rate agreements, forward foreign exchange contracts and options. The assessed credit exposure of these instruments is expressed as the credit equivalent amounts (current replacement value and an allowance for potential future exposure) and is calculated in accordance with the Australian Prudential Regulation Authority's (APRA) capital adequacy guidelines. TCV's loans to Participating Authorities are guaranteed by the Government of Victoria and are, therefore, considered to be credit risk free.

Notional Amount and Credit Exposure of Derivatives

Category of derivative	2002 Notional Amount	2002 Market Value	2002 Assessed Credit Exposure*	2001 Notional Amount	2001 Market Value	2001 Assessed Credit Exposure*
	$000's	$000's	$000's	$000's	$000's	$000's
Currency swaps	2,648,508	(3,608)	386,173	7,065,918	8,634	1,229,625
Interest rate swaps	5,613,330	(7,442)	88,023	7,038,026	8,624	120,647
Forward rate agreements	550,000	38	112	300,000	2	48
Foreign exchange contracts	77,657	(16,101)	10,398	129,216	845	13,989
Foreign exchange options	33,658		3,219	202,996		28,648
Exchange traded futures contracts	491,100	(472)		824,400	(519)	

---

* The exposures as detailed are gross prior to risk weighting. No account is taken of the value of any collateral or other security arrangements nor have any exposures been netted for credit purposes.

The capital required to support credit risk, calculated in accordance with the APRA prudential statements in relation to capital adequacy was $38.6 million (based on TCV's requirement to maintain a minimum capital adequacy ratio of 8% of risk weighted assets). At 30 June 2002, after allowing $6.003 million of capital to support market risk, TCV held $125.047 million of capital to support credit risk.

Concentration of Credit Risk—by credit rating (Standard & Poors)

2002	AAA	AA+/AA/AA-	A+/A/A-	Victorian Public Authorities	Other	Total
	$000's	$000's	$000's	$000's	$000's	$000's
Cash Assets	64,824	2,451,384	129,490			2,645,698
Securities Investments	1,659,169	1,240,410	19,060	187,163	*53,346	3,159,148
Derivatives	129,873	345,901	11,506	645		487,925
	1,853,866	4,037,695	160,056	187,808	53,346	6,292,771

---

* Although these securities are not rated by Standard & Poor's, they are rated Aaa by Moody's Investors Services.

Concentration of Credit Risk—by type of counterparty

2002	Commonwealth Government	State Government	Foreign Government	Banks	Non-bank Financial Institution	Other Victorian Public Authorities	Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Cash Assets				2,390,886	254,812		2,645,698
Securities Investments	491,457	637,632	905	1,387,992	453,999	187,163	3,159,148
Derivatives			2,345	338,100	146,835	645	487,925
	491,457	637,632	3,250	4,116,978	855,646	187,808	6,292,771

Concentration of Credit Risk—by credit rating (Standard & Poors)

2001	AAA	AA+/AA/AA-	A+/A/A-	BBB	Victorian Public Authorities	Other	Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Cash Assets	222,627	2,911,180	401,528				3,535,335
Investments	1,691,902	1,443,171	39,849		97,439	*93,436	3,365,797
Derivatives	470,437	867,895	54,066	379	180		1,392,957
	2,384,966	5,222,246	495,443	379	97,619	93,436	8,294,089

---

* Although these securities are not rated by Standard & Poors, all securities in this category are rated Aaa by Moody's Investors Service.

Concentration of Credit Risk—by type of counterparty

2001	Commonwealth Government	State Government	Foreign Government	Banks	Non-bank Financial Institution	Other Victorian Public Authorities	Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Cash Assets				3,179,436	355,899		3,535,335
Investments	561,520	794,446	8,891	1,725,255	178,246	97,439	3,365,797
Derivatives				1,392,777		180	1,392,957
	561,520	794,446	8,891	6,297,468	534,145	97,619	8,294,089

Note 18:   Superannuation

TCV made contributions to the following superannuation funds for staff and directors:

Name of Fund	Contributions Made 2002	Contributions Made 2001
TCV Superannuation Fund	**479,209**	335,933
Government Superannuation Office	**19,234**	24,163
VicSuper Pty Ltd	**2,785**	2,079
National Australia Trustees Limited	**18,695**	9,298
The Astbury Family Superannuation Fund	**2,400**	2,200
Commonwealth Life Limited		384
BT Superannuation Fund		40,000
D&J Super Fund	**926**	
The KOB Superannuation Fund	**2,377**	

Superannuation contributions were made at least equivalent to the minimum 8% Superannuation Guarantee Charge contribution level. Several staff elected to have a greater proportion of their remuneration paid as superannuation on a salary sacrifice basis.

The TCVSF is a fully funded accumulation fund with no unfunded liabilities and TCV has made all payments to cover its liability for members of that fund. All payments due for employees and directors who are members of other funds have also been made.

Note 19:   Auditor's Remuneration

Amounts received or due and receivable by the Auditor-General in relation to the audit of the TCV financial statements for the year ended 30 June 2002:

	2002	2001
Auditor General	**122,375**	115,500

Note 20:   Related Party Information

TCV is the central financing authority for the State of Victoria. TCV provides treasury services to the Budget Sector and Participating Authorities in the Non Budget Sector. TCV also provides financial advice and analytical services to Participating Authorities and Government Departments and agencies.

Details of loan and deposit facilities provided as at 30 June 2002 are set out in Notes 7, 9 and 10. All transactions are priced in accordance with TCV's policies.

For the purposes of Part 9.4 of the Directions of the Minister for Finance under the *Financial Management Act* 1994, the following Directors together with the Honourable John Brumby MP, Treasurer for Victoria, are or have been the responsible persons of TCV:

Ian N. Ferres, Chairperson (Appointment effective from 1 January 2001 to 31 December 2002)
Reginald A.D. Nicolson, Deputy Chairman (Appointment ceased 31 December 2001)
John Astbury (Appointment effective from 22 August 2000 to 21 August 2003)
S. Carolyn H. Kay (Appointment effective from 15 April 2001 to 14 April 2004)
David Craig (Appointment effective from 22 August 2000 to 21 August 2003)
Michael Dontschuk (Appointment effective from 11 September 2000 to 3 September 2003)
Linda Jane Cutler (Appointment effective from 1 February 2002 to 31 January 2005)

TCV may enter into commercial arrangements with parties related to TCV Directors. These arrangements are conducted in the ordinary course of business and are entered into under normal commercial terms and conditions.

Ian N. Ferres

Group Managing Director, Australian Unity Limited
Chairman, CMG CH China Investments Director, Amrad Corporation Limited
Director, Victorian Funds Management Corporation (ceased 27/05/02)
Chairman of the Advisory Board, Swiss Re Australia Ltd

Reginald A.D. Nicolson

Chairman, Telstra Super Pty Ltd
Chairman, Bank of Tokyo Mitsubishi (Australia) Ltd

S. Carolyn H. Kay

Deputy Chair, Victorian Funds Management Corporation
Director, Ansell Limited
Deputy Chair, Art Foundation National Gallery of Victoria
Advisor, Morgan Stanley
Director, Mayne Group Limited

John Astbury

Director, Insurance Australia Group Ltd
Director, MIM Holdings Ltd
Member of the Advisory Council, Freshfood Australia Holdings Pty Ltd

David Craig

Director, VicSuper Pty Ltd
Director, ANZ Staff Superannuation (Australia) Pty Ltd
Merrill Lynch Investment Managers Ltd. (Member of the Compliance Committee)
Lazard Asset Management Pacific Co. (Member of the Industry Advisory Panel)

Linda Jane Cutler

Managing Director and Chief Executive Officer, Plum Financial Services Pty Ltd

Michael Dontschuk

Nil

Balances with the Victorian Funds Management Corporation are recorded in Note 10.

TCV Directors have the benefit of indemnities given by the Treasurer of Victoria pursuant to the *Financial Management Act* 1994 and by Victorian Managed Insurance Authority pursuant to the *Victorian Managed Insurance Authority Act* 1996.

Note 21:   Remuneration

Directors

The total remuneration paid or payable to Directors for the year is $592,750 (2001: $585,037). These amounts include salary, performance bonuses and payments made to superannuation funds on behalf of Directors.

The following analysis of Directors' remuneration is provided:

Remuneration Paid	2002—No. of Directors	2001—No. of Directors
$400,000 to $409,999	1	—
$310,000 to $319,999	—	1
$80,000 to $89,999	—	1
$60,000 to $69,999	1	1
$30,000 to $39,999	3	2
$20,000 to $29,999	—	2
$10,000 to $19,999	2	—
$0 to $9,999	—	1

Executive Officers

The following analysis of remuneration received or receivable by executive officers (excluding the Managing Director) is provided. Executive Officers are those with the delegated authority to manage the Corporation's business activities. Remuneration includes salary, performance bonuses, superannuation, fringe benefits (expense reimbursements, cars and car parking) and FBT paid by TCV in relation to benefits received.

Remuneration Paid	2002—No. of Executive Officers	2001—No. of Executive Officers
$260,000 to $269,999	1	—
$230,000 to $239,999	1	—
$220,000 to $229,999	—	1
$200,000 to $209,999	1	—
$190,000 to $199,999	1	1
$160,000 to $169,999	—	1
$150,000 to $159,999	1	—
$140,000 to $149,999	—	1
$110,000 to $119,999	—	1
$90,000 to $99,999	—	1

The total remuneration paid to the above personnel for the year is $1,051,235 (2001: $934,726).

Note 22:   Contingencies/Commitments

From time to time, TCV has incurred contingent liabilities as part of its general function to engage in activities relating to the finances of the Victorian public sector, as is prescribed by its enabling legislation and approved by the Treasurer.

In this regard, indemnities have been provided by TCV to third parties involved either directly or indirectly in financing arrangements with TCV, which relate to the maintenance of the financial outcome expected to be available to those parties over the term of the transaction. TCV's exposure arising as a result of indemnities and other financial obligations of this type is itself either guaranteed or otherwise fully indemnified by the State of Victoria.

TCV is of the view that the existence of such supporting indemnification arrangements with the State of Victoria is sufficient to justify not raising any specific provisions in respect of the transactions referred to in the previous paragraph.

TCV has a commitment to provide funding to participating authorities to the extent of Treasurer's approval limits.

In order for State Electricity Commission of Victoria (SECV) to participate in the national electricity market administered by National Electricity Market Management Company Limited (NEMMCO), a guarantee must be provided to NEMMCO by an acceptable financial institution. The Corporation has provided such guarantee whereby it undertakes to pay to NEMMCO on demand any and all amounts to an aggregate amount not exceeding $95,000,000 as at 30 June 2002 ($96,800,000 as at 30 June 2001) as security for the obligations of SECV to NEMMCO.

The guarantee is issued pursuant to section 9 (1) of the *Treasury Corporation of Victoria Act* 1992 and is approved by the Treasurer. The guarantee is fully supported by an indemnity from SECV and by non-withdrawable deposits which SECV is obliged to maintain with TCV an amount of 101% of the amount guaranteed.

Traded Securities Not Yet Settled

		Face value maturing in:			
Category	3 months to 1 year	1 to 2 years	2 to 5 years	Greater than 5 years	Total
	$000's	$000's	$000's	$000's	$000's
Fixed Interest Borrowings				(43,000)	(43,000)
Index Linked Borrowings				7,100	7,100
Fixed Interest Loans			2,000	171,225	173,225
Fixed Interest Investments			2,000		2,000
			4,000	135,325	139,325

Lease Commitments

Commitments in respect of non-cancellable operating leases due.

	2002	2001
	$	$
Not later than 1 year	576,976	572,208
Later than 1 year but not more than 5 years	977,521	1,554,497
Later than 5 years		
	1,554,497	2,126,705

Other Commitments

Commitments in respect of the purchase of computer hardware and software during 2002/03 is $591,971 (2001: $746,000).

Note 23: Taxation

TCV is not a tax payer under the Income Tax Assessment Acts, accordingly no income tax is applicable. TCV is also not subject to the Taxation under State Owned Enterprises Tax Equivalent system.

TCV predominantly provides input taxed supplies and as such may claim Goods and Services Tax credits in line with regulation 70-5.02 (Acquisitions that attract reduced input tax credits). Other expenditure as appropriate is inclusive of non recoverable GST.

Note 24: Provisions

	2002	2001
	$000's	$000's
Employee entitlements	**1,043**	852
Total Provisions	**1,043**	852

Note 25: Notes Supporting Statement of Cash Flows

(i) Cash flows presented on a net basis

Cash flows arising from:

- Payments for/sales of investment securities;

- Loans granted to/repaid from public authorities;

- Deposits accepted from/repaid to authorities;

- Proceeds from issuance of borrowings/repayment of borrowings;

- Movement in derivatives payable and receivable;

are presented on a net basis in the Statement of Cash Flows.

(ii)   Reconciliation of Net Cash from Operating Activities to Net Profit/(Loss)

		2002 $000's	2001 $000's
Net profit/(loss) from ordinary activities		13,860	17,137
Amortisation:	discount on investments	(28,011)	59,652
	discount on loans to authorities	24,300	11,277
	discount on borrowings	(61,483)	(232,909)
Revaluation of:	investments	(3,056)	3,383
	loans to authorities	13,345	(34,298)
	borrowings	(25,732)	(103,187)
Depreciation of property, plant and equipment		1,001	1,036
Decrease (Increase) in accounts receivable and prepayments		3,077	(3,757)
(Decrease) Increase in accrued interest payable		(184,535)	(2,306)
Decrease (Increase) in accrued interest receivable		135,381	12,769
(Decrease) Increase in payables		(1,038)	655
(Decrease) Increase in accrued employee benefits		191	70
(Decrease) Increase in final indexation timing		(23)	244
Net Cash from Operating Activities		**(112,723)**	**(270,234)**

(iii) Financing Facilities

$US 100 million (2001: $US 100 million) credit facility extended by the Euroclear Bank to facilitate securities transactions through the Euroclear system.

In addition to cash and cash equivalents, TCV holds a substantial portfolio of liquid assets that can be readily converted into cash. These assets comprise money market investments and Semi-Government and Commonwealth Government securities.

Note 26:   Transactions With Other Government Controlled Entities

During the 2001/02 financial year transactions were undertaken with other Victorian Government controlled entities. These transactions are summarised as follows:

"Intra" is the aggregate transactions with the Department of Treasury and Finance. "Inter' reflects those transactions with other Victorian government departments/entities.

	2002 $000's Intra	2002 $000's Inter	2002 $000's Total	2001 $000's Total
Assets	7,476,968	1,558,110	9,035,078	9,099,742
Liabilities	1,447,783	710,289	2,158,072	1,361,875
Revenue	502,922	95,534	598,456	685,824
Expenses	55,072	32,359	87,431	107,274

Note 27:   Segment Reporting

TCV operates from the one geographic location and transacts in the domestic and international financial market business segment, for the benefit of the State of Victoria, its Participating Authorities and other government entities.

TCV products and services predominantly incorporate financial market instruments, including loan and deposit facilities, securities, foreign exchange and associated risk management transactions, together with advisory and portfolio services.

Certification of Financial Statements

In our opinion, the financial statements of the Treasury Corporation of Victoria, comprising the statement of financial performance, statement of financial position, statement of cash flows and notes to and forming part of the financial statements, prepared for the year ended 30 June 2002:

(a)   present fairly the financial transactions of the Treasury Corporation of Victoria during the financial year ended 30 June 2002 and its financial position as at 30 June 2002, and

(b)   have been prepared in accordance with Australian Accounting Standards and the Financial Management Act 1994.

At the date of signing we are not aware of any circumstances which would render any particulars included in the statements to be misleading or inaccurate.







IAN N. FERRES
Chairman
Date: 2 September 2002

MICHAEL DONTSCHUK
Managing Director
Date: 2 September 2002

MARK W. ENGEMAN
Chief Financial Officer
Date: 2 September 2002

2. DOMESTIC DEBT OF TREASURY CORPORATION OF VICTORIA WITHOUT PERIODIC PRINCIPAL PAYMENTS

Maturity Date	Interest Rate (% per annum)	Year of Issue	Reference	Match	Principal Amount Outstanding at June 30, 2002
7/1/02	5.200	1998-99	374385.2	153	694,300
7/1/02	5.500	1993-94	374385.5	154	258,600
7/1/02	8.500	1994-96	374388.5	155	1,141,200
7/1/02	8.600	1994-96	374388.6	156	860,900
7/1/02	9.000	1994-96	374389	157	994,073
7/1/02	9.500	1993-94	374389.5	158	9,000
7/1/02	9.700	1993-94	374389.7	159	14,100
7/1/02	10.500	1993-94	3743810.5	160	3,300
7/1/02	10.700	1993-94	3743810.7	161	8,600
7/1/02	11.000	1993-94	3743811	162	59,000
8/1/02	5.500	1996-97	374695.5	163	1,000,000
8/6/02	5.45	1999-00	374745.45	164	750,000
8/15/02	4.000	1988-91	374834	165	17,700,000
8/20/02	4.000	1993-94	374884	166	30,005,000
9/1/02	5.500	1993-94	375005.5	167	160,000
9/4/02	6.950	1993-94	375036.95	168	5,000,000
9/15/02	8.000	1993-94	375148	169	5,000,000
10/1/02	5.500	1993-94	375305.5	170	590,000
10/1/02	5.750	1993-94	375305.75	171	2,000
10/1/02	8.750	1993-94	375308.75	172	2,418,900
10/28/02	6.100	1999-00	375576.1	173	750,000
11/4/02	6.000	1999-00	375646	174	1,000,000
12/1/02	5.500	1993-94	375915.5	175	70,000
12/8/02	6.000	1999-00	375986	176	750,000
12/21/02	5.875	1993-94	376115.875	177	2,090
12/21/02	6.400	1993-94	376116.4	178	1,350
2/1/03	5.500	1993-94	376535.5	179	0
2/17/03	6.700	1999-00	376696.7	180	750,000
2/21/03	0.000	1990-91	376730	181	8,000,000
3/21/03	6.350	1999-00	377016.35	182	0
3/28/03	6.450	1999-00	377086.45	183	1,500,000
4/1/03	12.600	1993-94	3771212.6	184	4,600
5/1/03	5.250	1993-94	377425.25	185	200,000
5/1/03	5.500	1993-94	377425.5	186	0
5/15/03	5.500	1993-94	377565.5	187	70,000
5/15/03	6.400	1999-00	377566.4	188	750,000
5/16/03	6.500	1999-00	377576.5	189	750,000
5/18/03	6.550	1999-00	377596.55	190	1,000,000
6/1/03	5.250	1993-94	377735.25	191	76,000
6/1/03	10.500	1993-94	3777310.5	192	32,000
6/13/03	6	1999-00	377856	194	750,000
6/19/03	6.05	1999-00	377916.05	193	2,000,000
7/1/03	5.125	1993-94	378035.125	195	1,040,000
7/1/03	7.500	1993-94	378037.5	196	3,150,565
7/1/03	7.600	1993-94	378037.6	197	6,311,743
7/10/03	5.95	2000-01			1,000,000
8/1/03	5.125	1993-94	378345.125	198	125,000
8/11/03	6.25	2000-01			750,000

8/15/03	5.125	1993-94	378485.125	199	337,000
9/1/03	5.500	1993-94	378655.5	200	150,000
9/11/03	6.3	2000-02			750,000
9/19/03	6.3	2000-01			750,000
9/26/03	6.2	2000-01			750,000
9/26/03	6.25	2000-02			750,000
10/1/03	5.750	1993-94	378955.75	201	2,100
10/1/03	7.000	1993-94	378957	202	639,006
10/1/03	7.500	1993-94	378957.5	203	3,866,607
10/10/03	6.15	2000-01			750,000
10/15/03	12.500	1989-93	3790912.5	204	742,385,000
11/6/03	6.1	2000-01			750,000
12/1/03	5.750	1993-94	379565.75	205	1,597,000
12/1/03	5.875	1993-94	379565.875	206	2,250
12/1/03	5.7	2000-02			750,000
12/12/03	5.45	2000-01			750,000
1/1/04	9.850	1993-94	379879.85	207	3,500
1/1/04	9.900	1993-94	379879.9	208	9,500
1/1/04	10.500	1993-94	3798710.5	209	22,000
1/1/04	10.800	1993-94	3798710.8	210	14,100
1/1/04	12.000	1993-94	3798712	211	2,400
1/1/04	13.200	1993-94	3798713.2	212	9,600
1/9/04	5	2000-01			1,000,000
1/12/04	5	2000-02			750,000
2/1/04	5.000	1996-97	380185	213	50,000
2/8/04	4.9	2000-01			750,000
2/9/04	4.9	2000-01			750,000
2/17/04	2.900	1993-94	380342.9	214	10,350,000
3/8/04	4.7	2000-02			750,000
3/14/04	4.6	2000-01			750,000
3/19/04	4.5	2000-01			750,000
3/20/04	4.45	2000-02			750,000
4/1/04	6.750	1993-94	380786.75	215	236,037
4/15/04	0.000	1988-89	380920	216	13,000,000
4/19/04	4.95	2000-01			750,000
7/1/04	8.750	1993-94	381698.75	217	1,699,723
7/15/04	0.000	1988-89	381830	218	2,354
9/25/04	4.5	2000-01			750,000
9/26/04	4.5	2000-02			750,000
10/1/04	5.500	1993-94	382615.5	219	332,500
10/1/04	9.750	1994-95	382619.75	220	2,973,860
10/1/04	9.850	1993-94	382619.85	221	2,400
11/9/04	4	2000-01			750,000
11/15/04	5.250	2000-01	383065.25	221	1,311,299,000
11/20/04	4.6	2000-01			750,000
1/1/05	16.000	1993-94	3835316	222	5,600
2/4/05	5.2	2000-02			750,000
2/19/05	5.25	2000-01			750,000
3/1/05	5.500	1993-94	384125.5	223	410,000
4/1/05	5.500	1993-94	384435.5	224	40,000
4/1/05	10.200	1994-95	3844310.2	225	7,072,000

4/1/05	10.450	1994-95	3844310.45	226	4,269,569
4/16/05	5.55	2000-01			750,000
4/30/05	5.45	2000-02			750,000
6/1/05	5.750	1993-94	385045.75	227	100,000
6/12/05	5.62	2000-01			1,500,000
6/14/05	5.65	2000-01			750,000
7/1/05	5.500	1998-99	385345.5	228	200,000
7/1/05	9.000	1994-96	385349	229	7,132,481
7/1/05	9.400	1994-96	385349.4	230	3,429,004
8/20/05	4.000	1996-97	385844	231	10,700,000
9/1/05	6.400	1993-94	385966.4	232	20,000
9/12/05	5.500	1996-97	386075.5	233	100,000
9/30/05	9.900	1993-94	386259.9	234	50,000
10/1/05	5.500	1993-94	386265.5	235	400,000
10/1/05	5.750	1993-94	386265.75	236	1,100,000
10/1/05	8.750	1995-96	386268.75	237	1,521,600
10/1/05	8.850	1995-96	386268.85	238	2,303,500
1/1/06	8.250	1995-96	387188.25	239	2,322,284
1/1/06	8.700	1995-96	387188.7	240	841,154
1/1/06	10.500	1993-94	3871810.5	241	500,000
1/21/06	5.750	1993-94	387385.75	242	100,000
1/30/06	10.500	1975-76	3874710.5	243	400,000
2/21/06	0.000	1990-91	387690	244	16,000,000
3/1/06	5.500	1996-97	387775.5	245	40,000
4/1/06	5.750	1993-94	388085.75	246	340,000
4/1/06	7.750	1995-96	388087.75	247	1,427,885
4/1/06	8.000	1996-97	388088	248	1,241,288
5/1/06	5.750	1993-94	388385.75	249	500,000
6/1/06	5.750	1993-94	388695.75	250	250,000
6/19/06	5.875	1996-97	388875.875	251	100,000
7/1/06	5.750	1993-94	388995.75	252	515,000
7/1/06	8.300	1996-97	388998.3	253	1,406,263
7/1/06	8.500	1996-97	388998.5	254	463,137
7/1/06	8.600	1996-97	388998.6	255	681,177
7/1/06	8.750	1996-97	388998.75	256	339,405
9/1/06	5.750	1993-94	389615.75	257	100,000
9/1/06	5.875	1996-97	389615.875	258	60,000
10/1/06	5.750	1993-94	389915.75	259	2,010,000
11/1/06	5.875	1993-94	390225.875	260	50,000
11/15/06	10.250	1993-94	3903610.25	261	158,181,500
11/15/06	6.000	2000-01	390366	261	1,204,558,000
1/1/07	5.875	1993-94	390835.875	262	50,000
2/21/07	0.000	1990-91	391340	263	2,000,000
3/1/07	5.875	1993-94	391425.875	264	200,000
3/31/07	11.000	1977-78	3917211	265	300,000
4/1/07	5.875	1966-67	391735.875	266	482,000
9/1/07	5.500	1996-97	393265.5	267	200,000
9/1/07	5.875	1993-94	393265.875	268	299,300
11/1/07	1/5/00	1999-00	393875.5	269	100,000
12/1/07	5.875	1993-94	394175.875	270	8,500
1/1/08	5.875	1993-94	394485.875	271	20,000

2/21/08	0.000	1990-91	394990	272	4,000,000
3/1/08	5.875	1993-94	395085.875	273	100,000
4/1/08	5.875	1996-97	395395.875	274	100,000
5/1/08	5.875	1993-94	395695.875	275	218,000
5/10/08	5.500	1996-97	395785.5	276	60,000
6/1/08	5.875	1993-94	396005.875	277	40,000
6/4/08	5.500	1996-97	396035.5	278	100,000
6/17/08	5.500	1996-97	396165.5	279	220,000
8/15/08	5.125	1993-94	396755.125	280	400,000
8/15/08	7.500	1996-97	396757.5	281	1,337,238,000
10/1/08	5.875	1993-94	397225.875	282	110,000
10/28/08	5.875	1996-97	397495.875	283	50,000
11/1/08	5.875	1993-94	397535.875	284	30,000
12/1/08	5.875	1993-94	397835.875	285	800,000
12/31/08	5.875	1968-69	398135.875	286	122,000
1/1/09	5.875	1993-94	398145.875	287	300,000
1/1/09	10.800	1993-94	3981410.8	288	4,000,000
2/1/09	5.875	1993-94	398455.875	289	330,000
3/1/09	5.875	1993-94	398735.875	290	550,000
4/1/09	5.875	1993-94	399045.875	291	180,000
6/30/09	5.875	1968-69	399945.875	292	50,000
7/1/09	5.875	1993-94	399955.875	293	1,125,000
10/1/09	5.500	1993-94	400875.5	294	400,000
10/1/09	6.400	1993-94	400876.4	295	240,000
10/3/09	6.400	1993-94	400896.4	296	150,000
11/1/09	6.400	1993-94	401186.4	297	113,200
12/31/09	6.400	1969-70	401786.4	298	50,000
1/1/10	6.400	1996-97	401796.4	299	500,000
4/1/10	6.400	1993-94	402696.4	300	526,000
8/1/10	7.400	1996-97	403917.4	301	200,000
9/1/10	7.400	1993-94	404227.4	302	300,000
9/15/10	5.500	1998-99	404365.5	303	1,295,872,000
10/1/10	5.750	1993-94	404525.75	304	200,000
1/1/11	7.400	1993-94	405447.4	305	20,000
1/11/11	9.000	1996-97	405549	306	7,400,000
2/12/11	7.400	1996-97	405867.4	307	100,000
2/13/11	13.400	1996-97	4058713.4	308	125,000
2/21/11	0.000	1990-91	405950	309	21,000,000
5/1/11	7.400	1993-94	406647.4	310	400,000
6/1/11	7.400	1993-94	406957.4	311	2,000,000
6/16/11	7.400	1996-97	407107.4	312	150,000
6/23/11	7.400	1993-94	407177.4	313	200,000
6/30/11	7.400	1970-71	407247.4	314	304,000
7/1/11	5.750	1993-94	407255.75	315	300,000
7/1/11	7.400	1993-94	407257.4	316	340,000
7/1/11	7.400	1998-99	407257.4	317	340,000
8/15/11	7.400	1971-72	407707.4	318	250,000
8/27/11	7.400	1971-72	407827.4	319	250,000
12/31/11	7.400	1971-72	409087.4	320	10,000
1/1/12	7.100	1993-94	409097.1	321	50,000
1/25/12	7.100	1971-72	409337.1	322	140,000

2/1/12	5.750	1996-97	409405.75	323	100,000
2/18/12	7.100	1996-97	409577.1	324	150,000
4/21/12	6.400	1996-97	410206.4	325	300,000
4/28/12	6.400	1996-97	410276.4	326	250,000
5/26/12	5.875	1996-97	410555.875	327	100,000
6/28/12	6.400	1996-97	410886.4	328	250,000
6/30/12	7.100	1971-72	410907.1	329	430,000
7/1/12	5.875	1996-97	410915.875	330	800,000
7/1/12	6.400	1993-94	410916.4	331	400,000
8/1/12	6.400	1993-94	411226.4	332	1,225,000
8/20/12	4.000	1993-94	411414	333	18,100,000
10/13/12	6.400	1996-97	411956.4	334	200,000
10/15/12	6.250	2000-01	411976.25	334	858,330,000
2/1/13	6.400	1996-97	413066.4	334	450,000
8/16/13	5.875	1996-97	415025.875	334	300,000
8/23/13	5.875	1996-97	415095.875	334	100,000
8/28/13	5.875	1996-97	415145.875	334	100,000
10/1/13	5.875	1993-94	415485.875	334	300,000
12/1/13	5.875	1993-94	416095.875	334	200,000
12/15/13	8.900	1973-74	416238.9	334	45,000
4/1/14	5.875	1993-94	417305.875	334	450,000
4/1/14	8.900	1993-94	417308.9	334	1,000,000
5/1/14	5.875	1993-94	417605.875	334	250,000
6/15/14	10.350	1974-75	4180510.35	334	212,000
8/15/14	6.400	1996-97	418666.4	334	150,000
9/5/14	6.400	1996-97	418876.4	334	100,000
9/12/14	6.400	1996-97	418946.4	334	200,000
10/1/14	9.850	1993-94	419139.85	334	250,000
10/3/14	6.400	1996-97	419156.4	334	200,000
7/1/15	7.400	1993-94	421867.4	334	400,000
8/15/15	4.000	1993-94	422314	334	22,000,000
12/11/15	10.500	1996-97	4234910.5	334	200,000
3/5/16	7.400	1996-97	424347.4	334	100,000
9/1/16	10.700	1993-94	4261410.7	334	1,000,000
10/1/16	10.700	1993-94	4264410.7	334	1,000,000
11/26/16	7.400	1996-97	427007.4	334	100,000
8/15/17	11.000	1977-78	4296211	334	500,000
10/1/17	6.400	1996-97	430096.4	334	25,000
10/1/17	11.000	1993-94	4300911	334	3,000,000
8/15/18	5.000	1993-94	433275	334	10,000,000
8/15/20	4.000	1988-91	440584	334	95,591,000
					7,343,590,101

3. DOMESTIC DEBT OF TREASURY CORPORATION OF VICTORIA WITH PERIODIC PRINCIPAL PAYMENTS

Indexed Annuity	Maturity Date	Interest Rate (% per annum)	Year of Issue	Face Value at Issue Date	Principal Amount Outstanding at June 30, 2002
Credit Foncier	October 15, 2003	N.A.	1999-00	9,675,000	6,570,000
Credit Foncier	November 1, 2003	N.A.	1999-00	(31,740)	4,402
Indexed Annuity	August 20, 2004	N.A.	1996-97	3,000,000	610,497
Credit Foncier	December 15, 2005	N.A.	1994-95	108,600,000	22,678,815
Credit Foncier	September 25, 2006	N.A.	1999-00	109,911	10,298
Indexed Annuity	August 20, 2008	N.A.	1996-97	36,700,000	5,330,023
Indexed Annuity	November 20, 2008	N.A.	1996-97	28,000,000	9,520,600
Credit Foncier	July 15, 2010	N.A.	1999-00	109,911	3,640
Credit Foncier	December 15, 2010	N.A.	1994-95	78,000,000	35,907,209
Indexed Annuity	August 20, 2011	N.A.	1994-95	21,233,573	7,216,561
Indexed Annuity	March 15, 2012	N.A.	1994-95	45,000,000	25,311,180
Indexed Annuity	August 20, 2013	N.A.	1996-97	31,000,000	11,062,663
Credit Foncier	December 1, 2014	N.A.	1999-00	117,252	6,886
Credit Foncier	November 20, 2015	N.A.	1996-97	15,200,000	11,025,183
Credit Foncier	December 15, 2015	N.A.	1,993	223,900,000	86,589,479
Credit Foncier	November 20, 2016	N.A.	1996-97	10,000,000	7,587,566
Credit Foncier	December 15, 2021	N.A.	1992-93	563,400,000	347,914,229
Credit Foncier	December 15, 2025	N.A.	1990-92	240,400,000	119,009,644
Credit Foncier	December 15, 2030	N.A.	1991-92	149,000,000	122,999,663

819,358,535.87

4. COMMONWEALTH FINANCIAL AGREEMENT AND SPECIFIC PURPOSE DEBT ASSUMED BY TREASURY CORPORATION OF VICTORIA ON JUNE 27, 1991

Maturity Date	Interest Rate (% per annum)	Year of Issue	Principal Amount Outstanding at June 30, 2002
July 15, 2003	5.2500	1996-97	26,235,700
July 15, 2003	6.5000	1996-97	2,450,008
February 15, 2004	5.2500	1996-97	16,275,689
October 1, 2030	2.3250	N/A	158,352
October 1, 2030	2.7125	N/A	14,270
October 1, 2030	3.0000	N/A	980,799
October 1, 2030	3.1000	N/A	543,362
October 1, 2030	3.8750	N/A	106,278
			46,764,458

6. INTERNATIONAL DEBT OF THE TREASURY CORPORATION OF VICTORIA

(a) Bond Issues by Treasury Corporation of Victoria:

Maturity Date	Currency	Face Value at Issue	Interest Rate (% per annum)	A$ Equivalent of Principal Amount Outstanding at June 30, 2002[1][2]
September 4, 2002	A$	150,000,000	9.000	61,794,000
March 18, 2003	Yen	20,000,000,000	5.570	93,603,203
April 7, 2003	A$	150,000,000	8.750	57,523,000
July 9, 2003	GBP	150,000,000	8.750	229,080,087
September 30, 2003	A$	100,000,000	7.250	31,050,000
October 15, 2003	A$	500,000,000	8.250	55,960,000
March 15, 2004	Yen	12,000,000,000	5.000	38,486,062
December 9, 2004	Yen	15,000,000,000	5.85	103,795,967
December 21, 2004	Yen	15,000,000,000	5.10	84,637,900
November 29, 2005	A$	100,000,000	7.125	38,227,000
August 31, 2011	A$	200,000,000	0.000	124,809,000
				918,966,219

	A$ Equivalent of Principal Amount Outstanding at June 30, 2002[1][2]
(b) Private Placements	**341,043,891**

(c) Outstandings on US$3,000,000,000 Euro Medium Term Note Program:

Maturity Date	Interest Basis	Currency	Face Value at Issue	A$ Equivalent of Principal Amount Outstanding at June 30, 2002[1][2]
March 24, 2003	Fixed	A$	100,000,000	100,000,000
August 14, 2003	Fixed	A$	100,000,000	32,750,000
September 22, 2003	Fixed	A$	100,000,000	27,210,000
November 24, 2003	Fixed	CAD	250,000,000	67,780,253
December 20, 2004	Fixed	A$	800,000,000	800,000,000
June 27, 2005	Fixed	A$	100,000,000	41,701,000
				1,069,441,253

	A$ Equivalent of Principal Amount Outstanding at June 30, 2002[1][2]
(d) Commercial Paper Outstandings	**341,322,000**

(1) Before netting swap receivables against the original loans.

(2) Converted at the prevailing spot exchange rate on June 30, 2002. These rates (referred to as the units of foreign currency equivalent to one unit of Australian currency) were Yen 67.44; GBP 0.3696; CAD 0.8528.

(e) "In Substance" Defeasance

To enable the State Electricity Commission of Victoria ("SECV") to remove its Eurobond debt from its balance sheet and to repay its debt portfolio by applying proceeds from the privatization of the electricity distribution companies (see "Contingent Liabilities—Principal Public Authorities—Electricity Supply Industry"), SECV and TCV entered into an "in-substance" defeasance arrangement on December 1, 1995 whereby TCV agreed to make all payments under the Eurobond issues on behalf of SECV. The arrangement between SECV and TCV does not conflict with any of the terms and conditions of the Eurobonds and is consistent with the payment provisions of such terms and conditions. SECV remains the issuer of the securities and continues to be legally obliged to make payments of principal and interest. As a practical matter, however, interest and principal payments are made by TCV as agent for SECV. The arrangement does not impact upon SECV's relationship with the relevant bondholders and the guarantees of the Government of Victoria remain in full force and effect. The aggregate outstanding principal amount of these Eurobonds at June 30, 2002 was A$265,201,000 and C$110,883,000. These obligations are reflected in the balance sheet of TCV.

7. DEBT OF PARTICIPATING AUTHORITIES AND STATE OF VICTORIA TO TREASURY CORPORATION OF VICTORIA (MARKET VALUE)

Participating Authority	At June 30, $ millions									
		1998		1999		2000		2001		2002
Budget Sector Debt Portfolio/State of Victoria	$	11,683	$	6,894	$	6,100	$	6,150	$	6,150
Gas authorities[1]		1,499		—		—		—		—
Metropolitan water authorities[1]		2,402		2,299		2,221		2,208		2,146
Melbourne Port Corporation		111		105		84		73		71
Docklands Authority		—		—		—		116		140
Rural Finance Corporation		196		219		249		306		305
Other		147		190		249		295		158
	$	18,737	$	16,038	$	8,903		9,032		8,970

---

(1) Under debt centralization arrangements the debt obligations of these authorities to financial markets were replaced by equivalent obligations to TCV. As the authorities were privatized their debt obligations to TCV were repaid.